Filed by Golden Oval Eggs, LLC pursuant To Rule 425 Under the Securities Act of 1933 Subject Company: Golden Oval Eggs, LLC Commission File No.: Not assigned yet

This filing relates to the possible conversion of Midwest Investors of Renville, Inc. d.b.a. “Golden Oval Eggs” (the “Company”) from a Minnesota cooperative into a Delaware limited liability company. If the Company’s Board of Directors elects to pursue the possible conversion, a Form S-4 Registration Statement will be filed by Golden Oval Eggs, LLC, a wholly owned subsidiary of the Company and the entity which would be the surviving entity if the conversion were to be approved by the Company’s members. The following was sent by the Company to the Company’s members on December 1, 2003, in reliance upon Rules 135 and 165.

GOLDEN OVAL EGGS LETTER HEAD

December 1, 2003

Dear Members:

The Board of Directors and management of your company are analyzing an issue of significance to Golden Oval Eggs and its members. At this time, we wanted to provide you, our members, with a brief notice regarding that issue and possible future activities.

The decision to enter the egg industry nine years ago was based on a view of the industry that represented opportunity. The industry that GOE entered was fragmented and largely inefficient. The additional view was that the market provided the necessary margins to reward the initial farmer investors in the original GOE business plan. Initial decisions were made as to the size of Golden Oval and the amount of capital necessary for entry into the egg industry. Consolidation in the egg industry and consolidation among the number of buyers of egg products has accelerated the need for capital. In order to keep pace with the rest of the industry and continue to generate margins for shareholders, additional equity capital will be required. In recent years, several attempts have been made to raise equity from GOE’s current shareholders, to no material avail.

The cooperative structure has been beneficial in terms of some tax advantages and initial capitalization. However, Golden Oval Eggs has reached a point where we need to consider a different operating structure in order to attract new equity capital. The Board of Directors and Management have carefully explored alternatives and are seriously considering the possibility of converting to a Limited Liability Company (LLC) by merging GOE into a newly-formed LLC.

While a final decision has yet to be made, it is the Board of Directors’ current intention to file a registration statement with the Securities and Exchange Commission late this year in order to present our members with the opportunity to vote on the proposed plan in the first part of calendar year 2004. If such a registration statement is filed, it will present each current member of GOE with the right to vote for or against the proposed conversion by voting for or against the merger transaction which would be used to effect any such conversion. If such a conversion were approved by GOE’s members, each member would obtain “units” issued by the limited liability company in exchange for the GOE shares currently held by that member. We will, of course, provide extensive information about the possible transaction prior to seeking your vote on the proposed conversion. As well as providing disclosure materials when possible under Securities and Exchange Commission rules, we currently intend to hold informational meetings after appropriate regulatory requirements at the Securities and Exchange Commission have been satisfied.

We understand that many shareholders have varied levels of experience with conversion of a cooperative to an LLC. We intend to provide you with all material information needed to make a decision about our future and give you the opportunity to discuss any concerns you may have. However, regardless of any possible changes in our organizational structure, you should know that our mission has not changed: “To provide our farmer producers, who are owners of the company, a competitive return on their investment.”

Please note that this communication does not constitute an offer to sell any securities by either GOE or any limited liability company. Instead, any offer of interests in a LLC will be made only by means of a prospectus contained in a registration statement that has been declared effective by the Securities and Exchange Commission.

We wish you a joyous and happy holiday season.

Golden Oval Eggs

Forward Looking Information:

This communication contains forward-looking statements that involve future events, our future performance and our expected future operations and actions. In some cases you can identify forward-looking statements by the use of words such as “may,” “will,” “should,” “anticipate,” “believe,” “expect,” “plan,” “future,” “intend,” “could,” “estimate,” “predict,” “hope,” “potential,” “continue,” or the negative of these terms or other similar expressions. These forward-looking statements are only our predictions and involve numerous assumptions, risks and uncertainties. Our actual results or actions could and likely will differ materially from these forward-looking statements for many reasons and, possibly, due to events that are beyond our control. We are not under any duty to update the forward-looking statements contained in this communication. We cannot guarantee future results, levels of activity, performance or achievements. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this communication.